UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2017 SECOND QUARTER AND FIRST SIX MONTHS RESULTS

Mexico City, July 24, 2017, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the second quarter of 2017.

Operational and Financial Highlights

•         Revenues grew 25.5%, while comparable revenues grew 1.9% for the second quarter of 2017.

•         Operating income grew 8.1%, while comparable operating income remained flat during the second quarter of 2017.

•         Operating cash flow increased 20.7%, while comparable operating cash flow grew 1.3% for the second quarter of 2017.

•         Majority net income increased 11.4% in the second quarter of 2017.

Results Summary

	Second Quarter			Year to Date
	as Reported		Comparable (1)	as Reported		Comparable (1)
	2017	Δ%	Δ%	2017	Δ%	Δ%

Total revenues	50,108	25.5%	1.9%	99,849	30.3%	2.3%
Gross profit	22,825	23.8%	3.8%	44,674	26.9%	4.2%
Operating income	6,491	8.1%	0.0%	12,775	17.5%	3.4%
Operating cash flow (2)	9,770	20.7%	1.3%	19,000	26.3%	2.6%
Net income attributable to equity holders of the company	2,229	11.4%		8,413	91.6%
Earnings per share (3)	1.07			4.04

Expressed in millions of Mexican pesos.

(1) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) 2Q EPS calculated with 2,090.4 million shares, the weighted average of the Company’s outstanding shares over the period. YTD EPS calculated with 2,081.7 million shares, the weighted average of the Company's outstanding shares over the period. At the end of June 2017, total outstanding shares were 2,100.8 million shares.

Message from the Chief Executive Officer

“In the second quarter, we navigated the market challenges and opportunities of our geographically diversified footprint—delivering revenue and operating income growth of 25.5% and 8.1%, respectively, resulting in majority net income growth of 11.4%.

During the quarter, our Mexico and Central America division faced a complex environment of increased inflation and raw material volatility. Nevertheless, this division was able to build on last year’s growth thanks to the deployment of our commercial, distribution, and supply-chain transformational initiatives. These initiatives are already contributing to better route planning, improved point-of-sale execution, and operating expense savings, mitigating pressure on margins. In the face of a complicated consumer environment, our South America division mainly driven by an encouraging Brazil, expanded margins thanks to our relentless focus on efficiency and the outstanding results of our commercial and affordability initiatives. Moreover, our recent consolidation of our operation in the Philippines contributed positively to our consolidated results.

For the second half of the year, we will continue leveraging our disciplined approach to capital deployment, while working intensively to expand our portfolio and capitalize on our transformational initiatives to further our goal of becoming a global multi-category beverage leader.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

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Press Release 2Q 2017 July 24, 2017	Page 1

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 1.9% in the second quarter of 2017 as compared to the same period of 2016 driven by average price per unit case growth across most of our operations and volume growth in Mexico, offset by volume declines in the rest of our operations.

Transactions: The comparable number of transactions declined 3.9%. The sparkling beverage portfolio’s transactions contracted 4.1% driven by most operations, which were partially offset by growth in Argentina. The still beverage category’s transactions decreased by 5.2%, driven mainly by South America, partially offset by growth in the Philippines and Mexico. Water transactions, including bulk water, decreased 7.6% driven by contractions across most operations, which offset growth in Mexico and the Philippines.

Volume: Comparable sales volume declined 2.4% in the second quarter of 2017 as compared to the same period in 2016. The sparkling beverage portfolio’s volume contracted 2.5% driven mainly by Brazil, Colombia, Philippines and Central America which offset flat performance in Mexico and Argentina. Still beverage category’s volume decreased 4.3%, driven by Brazil, Colombia, the Philippines and Central America partially offset by growth in Mexico and Argentina. Personal water portfolio’s volume grew 4.3% driven by Mexico and the Philippines, partially offset by declines in South America. Bulk water portfolio’s volume contracted 2.8% driven by South America, offset by flat performance in Mexico and growth in the Philippines.

Gross profit: Comparable gross profit grew 3.8%. Our pricing initiatives coupled with lower PET prices offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso, and the Philippine Peso, as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income remained flat for the second quarter of 2017 as compared to the same period of 2016.

Operating cash flow: Comparable operating cash flow increased 1.3% in the second quarter of 2017.

As reported figures

Revenues: Total revenues increased 25.5% to Ps. 50,108 million in the second quarter of 2017 driven by the acquisition of Vonpar in Brazil and the consolidation of our operation in the Philippines, combined with price increases in line or above inflation in key territories such as Mexico, Brazil, Colombia and Argentina and supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso, despite the depreciation of the Argentine Peso, the Philippine Peso and the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 33.5% to 6,690.2 million in the second quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 18.0% to 995.0 million unit cases in the second quarter of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 23.8% to Ps. 22,825 million and gross margin declined 60 basis points to 45.6%.

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 35 million in the second quarter of 2017, compared to a gain of Ps. 211 million recorded in the second quarter of 2016, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method beginning February of this year, coupled with a loss in our dairy joint venture in Panama.                             (Continued on next page)

Press Release 2Q 2017 July 24, 2017	Page 2

Operating Income: Operating income increased 8.1% to Ps. 6,491 million and operating margin contracted 200 basis points to 13.0%, mainly driven by higher freight expenses, labor costs and diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines in February 2017, the results of this operation are not included in our share of the profit of associates for 2017, as compared to 2016. We also recorded an additional extraordinary provision related to a settlement agreement reached in Colombia with the Water and Sewerage Company of Bogotá, for an administrative proceeding related to the calculation of public sewer service charges. These effects were partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net recorded an expense of Ps. 1,330 million, compared to Ps. 492 million during the second quarter of 2016, mainly due to negative currency fluctuation effects in our operation in Venezuela.

Comprehensive financing result: Comprehensive financing result in the second quarter of 2017 recorded an expense of Ps. 1,711 million, compared to an expense of Ps. 2,651 million in the same period of 2016.

During the second quarter of 2017, we recorded an interest expense of Ps. 2,128 million, compared to Ps. 1,826 million in the second quarter of 2016. This increase was driven by i) the interest rate increase from swapping U.S. dollar denominated debt to Brazilian Real and Mexican Peso denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure ii) additional debt related to the acquisition of Vonpar, iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to the existing Brazilian Real denominated interest expense, and iv) interest rate increase in Mexico.

These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, for the second quarter we recorded a foreign exchange gain of Ps. 139 million as compared to a loss of Ps. 1,241 million in 2016, which was generated as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

Due to Venezuela, during the second quarter of 2017 we recorded a gain on monetary position in inflationary subsidiaries of Ps. 178 million as compared to Ps. 158 million during the same period of 2016.

Market value on financial instruments recorded a loss of Ps. 82 million as compared to a gain of Ps. 115 million in the second quarter of 2016.

Income tax: During the second quarter of 2017, reported income tax as a percentage of income before taxes was 24.7%, compared to 26.0% in the same period of 2016. The reduction of tax rate in 2017 resulted from certain tax efficiencies across our operations.

Net income: Reported consolidated net controlling interest income increased 11.4% to Ps. 2,229 million in the second quarter of 2017, resulting in reported earnings per share (EPS) of Ps. 1.07 (Ps. 10.68 per ADS).

Operating cash flow: Operating cash flow grew 20.7% to Ps. 9,770 million and operating cash flow margin contracted 80 basis points to 19.5%.

Press Release 2Q 2017 July 24, 2017	Page 3

Balance Sheet (1)

As of June 30, 2017, we had a cash balance of Ps. 24,155 million, including US$ 143 million denominated in U.S. dollars, an increase of Ps. 13,679 million as compared to December 31, 2016. This difference was mainly driven by the proceeds from the issuance of Mexican Peso denominated bonds, the cash obtained from the issuance of shares to former Vonpar shareholders, the consolidation of the Philippines, the payment of the first installment of dividends corresponding to fiscal year 2016, and the net cash flow generation across our territories.

As of June 30, 2017, total short-term debt was Ps. 2,050 million and long-term debt was Ps. 85,545 million. Total debt decreased by Ps. 1,314 million, compared to year end 2016 mainly due to the positive translation effect resulting from the appreciation of the end of period exchange rate of the Mexican Peso as applied to our U.S. dollar denominated debt position. Net debt decreased by Ps. 14,993 million compared to year end 2016.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos was 8.97%, a decrease as compared to the first quarter 2017 mainly due to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2017.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	50.1%	7.0%
U.S. dollars	1.2%	0.0%
Colombian pesos	2.6%	72.8%
Brazilian reals	46.0%	97.1%
Argentine pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2017	2018	2019	2020	2021	2022+
% of Total Debt	0.3%	23.8%	7.4%	10.6%	7.2%	50.6%

(1)      See page 18 for detailed information.

(2)      After giving effect to cross currency swaps.

(3)      Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2017	FY 2016	Δ %
Net debt including effect of hedges (1)(3)	67,214	80,043	-16.0%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.75	2.26
Operating cash flow/ Interest expense, net (1)	4.44	5.25
Capitalization (2)	41.1%	41.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

Press Release 2Q 2017 July 24, 2017	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues from the Mexico and Central America division increased 5.6% in the second quarter of 2017, compared to the same period in 2016, driven by an increase in average price per unit case and volume growth in Mexico, offset by volume declines in Central America.

Transactions: Total transactions in the Mexico and Central America division declined 1.2% in the second quarter of 2017. Sparkling beverage portfolio’s transactions contracted 1.8%. Still beverage category’s transactions increased by 0.9%, driven mainly by Mexico which grew 2.6%, offset by a reduction in Central America. Water transactions, including bulk water, increased 2.3% driven mainly by growth in Mexico, offset by flat performance in Central America.

Volume: Total sales volume for the division increased 0.4% in the second quarter of 2017, compared to the same period of 2016. In Mexico, volume increased 0.8%, over a year-over-year comparable of 2016 where volume increased 7.3%, while volume in Central America decreased 3.6%. Sparkling beverage category’s volume remained flat, driven by contractions in Colas in Central America offset by growth of the flavored sparkling portfolio in Mexico.

Still beverage category’s volume grew 1.6%, driven mainly by the performance of Vallefrut, the del Valle juice portfolio, Santa Clara dairy products, and Powerade in Mexico, offset by declines in del Valle in Central America. Personal water portfolio’s volume grew 5.5%, driven by growth in both Mexico and Central America. Bulk water portfolio’s volume remained flat in the division driven by flat performance in Mexico, which was not fully offset by a contraction in Central America.

Gross profit: Comparable gross profit grew 3.2% in the second quarter of 2017 as compared to the same period in 2016. Our pricing initiatives and lower PET prices were offset by higher prices of sweeteners, an unfavorable currency hedging position and the depreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 1.6% in the second quarter of 2017 as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow decreased 0.6% in the second quarter of 2017 as compared to the same period in 2016.

As reported figures

Revenues: Reported total revenues increased 5.8% in the second quarter of 2017, driven by a combination of volume growth and price increase in Mexico, offset by volume declines in Central America.

Gross profit: Reported gross profit increased 3.4% in the second quarter of 2017 and gross profit margin reached 49.5%, a gross margin contraction of 120 basis points.

Operating income: Reported operating income decreased 5.7% in the second quarter of 2017 and the operating income margin reached 17.3%, contracting 210 basis points during the period, due to an increase in freight expenses and higher diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines, the results of this operation are not included in the share of the profit of associates for 2017, as compared to 2016. These effects were partially offset by an operative foreign exchange gain.

Operating cash flow: Reported operating cash flow decreased 0.4% in the second quarter of 2017, resulting in a margin contraction of 140 basis points, reaching 23.0%.

Press Release 2Q 2017 July 24, 2017	Page 5

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues decreased 1.0%, driven mainly by volume declines across our operations, which were not fully offset by an average price per unit case increase across our territories.

Transactions: Comparable transactions in the division declined 9.5% during the second quarter of 2017. The sparkling beverage portfolio’s transactions decreased 6.7%, driven by contractions in Colombia and Brazil, which were not fully offset by growth in Argentina. Still beverage category’s transactions decreased by 21.0% driven by reductions across our operations. Water transactions, including bulk water, decreased 19.0%, driven by declines in all of our countries.

Volume: Comparable total sales volume in South America contracted 9.0% during the second quarter of 2017 as compared to the same period of 2016. The sparkling beverage category’s volume decreased 7.2%, driven by declines in Brazil and Colombia, which was partially offset by flat performance in Argentina. The still beverage category’s volume decreased 16.3%, driven by Colombia and Brazil, which offset growth in Argentina. Personal water category’s volume declined 8.5%, driven by Argentina and Brazil, which were not fully offset by growth in Colombia. Bulk water business’s volume declined 37.2%, driven by contractions in all territories.

Gross profit: Comparable gross profit increased 7.4% as a result of our pricing initiatives, the benefit of lower PET and sweetener prices and the appreciation of the Brazilian Real and the Colombian Peso as applied to U.S. dollar-denominated raw material costs which offset the depreciation of the average exchange rate of the Argentine Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income decreased 1.0% as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow increased 3.9% as compared to the same period of 2016.

As reported figures

Revenues: Reported total revenues grew 17.3% to Ps. 19,643 million in the second quarter of 2017 driven by the integration of Vonpar in Brazil coupled with the positive translation effect of the Brazilian real and the Colombian peso, as compared to the Mexican Peso.

Transactions: Reported total number of transactions declined 3.2% to 1,912.2 million in the second quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume declined 3.7% to 290.8 million unit cases in the second quarter of 2017 as compared to the same period in 2016.

Gross profit: Reported gross profit increased 23.9% to Ps. 8,274 million in the second quarter of 2017 and gross profit margin expanded 220 basis points to 42.1%.

Operating income: Reported operating income grew 13.4% to Ps. 1,712 million in the second quarter of 2017, resulting in a margin of 8.7%, a contraction of 30 basis points, mainly driven by an additional extraordinary provision related to a settlement agreement reached in Colombia with the Water and Sewerage Company of Bogotá, for an administrative proceeding related to the calculation of public sewer service charges.

Operating cash flow: Reported operating cash flow grew 26.5% to reach Ps. 3,076 million in the second quarter of 2017, resulting in a margin of 15.7%, an expansion of 120 basis points.

Press Release 2Q 2017 July 24, 2017	Page 6

Asia Division

(The Philippines)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues declined 3.9% during the second quarter of 2017, driven by a volume contraction.

Transactions: Comparable transactions in the division reduced 2.7% in the second quarter of 2017. The sparkling beverage portfolio’s transactions decreased 5.4%, mainly driven by flavors. Still beverage category’s transactions increased by 5.5% driven mainly by Minute Maid Fresh. Water transactions, including bulk water, increased 63.4% driven by Wilkins.

Volume: Comparable total sales volume in the division decreased 1.1% in the second quarter of 2017, facing a tough comparable year over year growth of 10.1% in 2016. Sparkling beverage category’s volume decreased 1.8% driven mainly by Royal and Sprite offsetting a 1.2% growth in brand Coca-Cola. Still beverage category’s volume, excluding powders grew 11.3% driven by Minute Maid Fresh. Personal water category’s volume increased 47.3%, driven by Wilkins Pure. Bulk water business volume grew 0.8%, driven by growth in Wilkins.

Gross profit: Comparable gross profit declined 2.7% as compared to the same period of 2016, mainly driven by a volume and revenue contraction coupled with the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs, partially offset by lower prices of sweeteners and PET resin.

Operating income: Comparable operating income increased 18.7% as compared to the same period of the previous year as a result of initiatives to control costs and expenses.

Operating cash flow: Comparable operating cash flow increased 5.1% as compared to the same period of 2016.

Press Release 2Q 2017 July 24, 2017	Page 7

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 2.3% driven by average price per unit case growth across most of our operations and volume growth in Mexico.

Transactions: The comparable number of transactions declined 4.4%. The sparkling beverage portfolio’s transactions declined 4.6% driven mainly by Brazil, Colombia and the Philippines, which offset flat performance in Mexico. Still beverage category’s transactions decreased by 3.7%, driven mainly by declines in Colombia and Brazil, which offset increases in Mexico, Argentina and the Philippines. Water transactions, including bulk water, decreased 9.0% driven by declines across most of our operations, which offset growth in Mexico and the Philippines.

Volume: Comparable sales volume contracted 3.1% in the first six months of 2017 as compared to the same period in 2016. Sparkling beverage portfolio’s volume declined 3.5% driven mainly by Brazil, Colombia, Argentina and the Philippines; which offset growth in Mexico. Still beverage category’s volume grew 25.5%, driven by growth in Mexico and Argentina, partially offset by declines in Brazil, Colombia, Central America, and the Philippines. Personal water portfolio’s volume decreased 4.3% driven mainly by South America and Central America, which offset growth in Mexico and the Philippines. Bulk water portfolio’s volume declined 2.4% driven by South America, partially offset by growth in Mexico and the Philippines.

Gross profit: Comparable gross profit grew 4.2%. Our pricing initiatives, coupled with our currency and raw material hedging strategies offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso and the Philippine Peso, as applied to U.S dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 3.4% in the first six months of 2017.

Operating cash flow: Comparable operating cash flow increased 2.6% in the first six months of 2017.

As reported figures

Revenues: Total revenues increased 30.3% to Ps. 99,849 million in the first six months of 2017 driven by the results of the Vonpar acquisition in Brazil and the consolidation of our operation in the Philippines beginning in February. Total revenues were also driven by price increases in line or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso; despite the depreciation of the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 25.8% to 12,431.9 million in the first six months of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 13.1% to 1,876.3 million unit cases in the first six months of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 26.9% to Ps. 44,674 million and gross margin declined 120 basis points to 44.7%.

Equity method: The reported share of the profits of associates and joint ventures recorded a gain of Ps. 11 million in the first six months of 2017, compared to a gain of Ps. 271 million recorded in the first six months of 2016, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method beginning February of this year.

(Continued on next page)

Press Release 2Q 2017 July 24, 2017	Page 8

Operating Income: Operating income increased 17.5% to Ps. 12,775 million and operating margin contracted 140 basis points to 12.8% due mainly to an increase in operating expenses. We also recorded an additional extraordinary provision related to a settlement agreement reached in Colombia with the Water and Sewerage Company of Bogotá, for an administrative proceeding related to the calculation of public sewer service charges. These effects were partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net recorded income of Ps. 1,335 million, compared to expenses of Ps. 768 million during the first six months of 2016, due mainly to income related to the consolidation of Coca-Cola FEMSA Philippines, which was partially offset by the negative currency fluctuation effects in our operation in Venezuela.

Comprehensive financing result: Our comprehensive financing result in the first six months of 2017 recorded an expense of Ps. 3,310 million, compared to an expense of Ps. 3,933 million in the same period of 2016.

During the first six months of 2017, we recorded an interest expense of Ps. 4,641 million, compared to Ps. 3,402 million in the first six months of 2016. This increase was driven by i) the interest rate increase from swapping U.S. dollar denominated debt to Brazilian Real and Mexican Peso denominated debt, as part of our strategy to eliminate our U.S dollar net debt exposure ii) additional debt related to the acquisition of Vonpar, iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to our existing Brazilian Real denominated interest expense iv) the interest rate increase in Mexico. These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, for the first six months we recorded a foreign exchange gain of Ps. 193 million as compared to a loss of Ps. 1,401 million in 2016, which was generated as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

Due to Venezuela, during the first semester of 2017 we recorded a gain on monetary position in inflationary subsidiaries of Ps. 424 million as compared to Ps. 215 million during the same period of 2016.

Market value on financial instruments recorded a gain of Ps. 352 million due to the recent decrease of interest rates in Brazil as applied to our floating rate cross currency swaps.

Income tax: During the first six months of 2017, reported income tax as a percentage of income before taxes was 17.4%, compared to 26.0% in the same period of 2016. This reduction was driven mainly by the one-time non-operative income recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc.

Net income: Reported consolidated net controlling interest income increased 91.6% to Ps. 8,413 million in the first six months of 2017, resulting in reported earnings per share (EPS) of Ps. 4.04 (Ps. 40.41 per ADS).

Operating cash flow: Operating cash flow grew 26.3% to Ps. 19,000 million and operating cash flow margin contracted 60 basis points to 19.0%.

Press Release 2Q 2017 July 24, 2017	Page 9

Recent Developments

•         As announced on May 4th 2017, Coca-Cola FEMSA merged with POA Eagle S.A. de C.V., a Mexican company owned by the sellers of Vonpar. As a result of this merger, POA Eagle shareholders received approximately 27.9 million newly issued KOF series L shares. After this transaction, total outstanding shares are 2,100.8 million.

•         The Venezuelan Central Bank announced on May 23rd changes to the exchange rate system known as DICOM. Due to these changes, we translated into Mexican pesos our Venezuelan results using the DICOM exchange rate published on June 30th, 2017 of 2,640.00 Bolivars per US dollar.

•         As described in Item 4, information on the company - Regulation section of our 2016 Form 20-F Annual Report, our Colombian subsidiary was holding conciliatory hearings with the Water and Sewerage Company of the City of Bogota (“WSC”), seeking to reach an agreement to settle an administrative proceeding related to the calculation of public sewer service charges. On June 6th 2017, our subsidiary in Colombia, agreed to execute a settlement agreement with WSC, committing to pay to this entity an approximate amount of USD$11 million, including interest. This payment is subject to the approval of the settlement agreement by the Highest Administrative Tribunal. Meanwhile, we have been registering a provision in the other operative expenses line.

•         On June 29th, Coca-Cola FEMSA issued two tranches of Mexican peso-denominated bonds or “Certificados Bursátiles” in the Mexican market. The tranches were Ps. 8.5 billion in a 10 year bond at a fixed rate of 7.87% and Ps. 1.5 billion in a 5 year bond at a variable rate of TIIE+0.25%. Proceeds of this issuance will be used to partially refinance its 2.375% USD Notes due in 2018.

•         Heineken, through a letter dated July 3rd, 2017, informed its decision to terminate, effective October 31, 2017, the commercial relationship for the distribution of its products, with the bottlers of the Coca-Cola system in Brazil. We are currently studying the implementation of possible actions; and in the meantime we are looking for a constructive dialogue with Heineken.

Conference Call Information

Our second quarter 2017 conference call will be held on July 24, 2017, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-397-5338 or International: 719-325-2123. Participant code: 1479969. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx  in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 2Q 2017 July 24, 2017	Page 10

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As a result of newly issued KOF L shares, Earnings per share for the quarter were computed based on 2,090.4 million shares as the weighted average of the Company’s outstanding shares over the period. For year to date, weighted average outstanding shares were 2,081.7 million. At the end of June, total outstanding shares are 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017 we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain.  The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes.  Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

 (7 pages of tables to follow)

Press Release 2Q 2017 July 24, 2017	Page 11

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	2Q 17	% Rev	2Q 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,690.2		5,010.2		33.5%	-3.9%
Volume (million unit cases) (2)	995.0		843.3		18.0%	-2.4%
Average price per unit case (2)	47.89		45.45		5.4%
Net revenues	50,049		39,843		25.6%
Other operating revenues	59		96		-38.7%
Total revenues (3)	50,108	100.0%	39,939	100.0%	25.5%	1.9%
Cost of goods sold	27,282	54.4%	21,495	53.8%	26.9%
Gross profit	22,825	45.6%	18,444	46.2%	23.8%	3.8%
Operating expenses	16,168	32.3%	12,629	31.6%	28.0%
Other operative expenses, net	132	0.3%	21	0.1%	527.1%
Operative equity method (gain) loss in associates(4)	35	0.1%	(211)	-0.5%	-116.4%
Operating income (5)	6,491	13.0%	6,004	15.0%	8.1%	0.0%
Other non operative expenses, net	1,330	2.7%	492	1.2%	170.3%
Non Operative equity method (gain) loss in associates(6)	11	0.0%	(34)	-0.1%	-131.6%
Interest expense	2,128		1,826		16.5%
Interest income	182		144		26.4%
Interest expense, net	1,946		1,683		15.6%
Foreign exchange loss (gain)	(139)		1,241		-111.2%
Loss (gain) on monetary position in inflationary subsidiries	(178)		(158)		12.7%
Market value (gain) loss on financial instruments	82		(115)		-171.5%
Comprehensive financing result	1,711		2,651		-35.5%
Income before taxes	3,439		2,894		18.8%
Income taxes	850		752		13.0%
Consolidated net income	2,589		2,142		20.9%
Net income attributable to equity holders of the company	2,229	4.4%	2,001	5.0%	11.4%
Non-controlling interest	360		141		155.3%
Operating income (5)	6,491	13.0%	6,004	15.0%	8.1%
Depreciation	2,477		1,718		44.2%
Amortization and other operative non-cash charges	802		369		117.2%
Operating cash flow (5)(7)	9,770	19.5%	8,091	20.3%	20.7%	1.3%

CAPEX	2,539		2,555

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 21,419 million from our Mexican operation, Ps. 12,237 million from our Brazilian operation, Ps. 3,462 million from our Colombian operation, and Ps. 3,022 million from our Argentine operation for the second quarter of 2017; and Ps. 19,899 million from our Mexican operation, Ps. 9,264 million from our Brazilian operation, Ps. 3,522 from our Colombian operation, and Ps. 2,551 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,402.1 million for the first quarter of 2017 and Ps. 1,513 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For the 2Q16 includes Coca-Cola FEMSA Philippines, Inc.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 12

YTD- Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	12,431.9		9,884.9		25.8%	-4.4%
Volume (million unit cases) (2)	1,876.3		1,659.4		13.1%	-3.1%
Average price per unit case (2)	49.97		44.21		13.0%
Net revenues	99,694		76,431		30.4%
Other operating revenues	154		223		-30.7%
Total revenues (3)	99,849	100.0%	76,654	100.0%	30.3%	2.3%
Cost of goods sold	55,175	55.3%	41,458	54.1%	33.1%
Gross profit	44,674	44.7%	35,196	45.9%	26.9%	4.2%
Operating expenses	32,168	32.2%	24,542	32.0%	31.1%
Other operative expenses, net	(258)	-0.3%	53	0.1%	-586.7%
Operative equity method (gain) loss in associates(4)	(11)	-0.0%	(270)	-0.4%	-95.9%
Operating income (5)	12,775	12.8%	10,871	14.2%	17.5%	3.4%
Other non operative expenses, net	(1,335)	-1.3%	768	1.0%	-273.8%
Non Operative equity method (gain) loss in associates(6)	(26)	-0.0%	(71)	-0.1%	-63.5%
Interest expense	4,641		3,402		36.4%
Interest income	362		258		40.4%
Interest expense, net	4,279		3,144		36.1%
Foreign exchange loss (gain)	(193)		1,401		-113.8%
Loss (gain) on monetary position in inflationary subsidiries	(424)		(215)		97.0%
Market value (gain) loss on financial instruments	(352)		(398)		-11.5%
Comprehensive financing result	3,310		3,933		-15.8%
Income before taxes	10,825		6,242		73.4%
Income taxes	1,884		1,622		16.2%
Consolidated net income	8,941		4,620		93.5%
Net income attributable to equity holders of the company	8,413	8.4%	4,391	5.7%	91.6%
Non-controlling interest	528		229		130.6%
Operating income (5)	12,775	12.8%	10,871	14.2%	17.5%
Depreciation	4,839		3,323		45.6%
Amortization and other operative non-cash charges	1,387		849		63.3%
Operating cash flow (5)(7)	19,000	19.0%	15,043	19.6%	26.3%	2.6%

CAPEX	6,425		4,036

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 39,532 million from our Mexican operation, Ps. 28,311 million from our Brazilian operation, Ps. 7,098 million from our Colombian operation, and Ps.6,728 million from our Argentine operation for the first six months of 2017; and Ps. 35,975 million from our Mexican operation, Ps. 18,335 million from our Brazilian operation, Ps. 7,007 from our Colombian operation, and Ps.5,371 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 5,927 million for the first quarter of 2017 and Ps. 3,063 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, one month of 2017 and six months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 13

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 17	% Rev	2Q 16	% Rev	Δ % Reportado	Δ % Comparable(6)
Transactions (million transactions)	2,997.5		3,035.3		-1.2%	-1.2%
Volume (million unit cases)	543.7		541.6		0.4%	0.4%
Average price per unit case	45.13		42.80		5.4%
Net revenues	24,536		23,183
Other operating revenues	11		16
Total revenues (2)	24,547	100.0%	23,198	100.0%	5.8%	5.6%
Cost of goods sold	12,386	50.5%	11,433	49.3%
Gross profit	12,161	49.5%	11,765	50.7%	3.4%	3.2%
Operating expenses	7,906	32.2%	7,353	31.7%
Other operative expenses, net	(26)	-0.1%	114	0.5%
Operative equity method (gain) loss in associates (3)	42	0.2%	(196)	-0.8%
Operating income (4)	4,239	17.3%	4,494	19.4%	-5.7%	-1.6%
Depreciation, amortization & other operative non-cash charges	1,396	5.7%	1,165	5.0%
Operating cash flow (4)(5)	5,635	23.0%	5,659	24.4%	-0.4%	-0.6%

Accumulated information
	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	5,677.9		5,658.6		0.3%	0.3%
Volume (million unit cases)	1,016.7		1,001.5		1.5%	1.5%
Average price per unit case	45.24		42.35		6.8%
Net revenues	45,995		42,414
Other operating revenues	25		24
Total revenues (2)	46,020	100.0%	42,438	100.0%	8.4%	7.4%
Cost of goods sold	23,433	50.9%	21,105	49.7%
Gross profit	22,587	49.1%	21,333	50.3%	5.9%	5.0%
Operating expenses	15,399	33.5%	14,149	33.3%
Other operative expenses, net	(92)	-0.2%	148	0.3%
Operative equity method (gain) loss in associates (3)	46	0.1%	(273)	-0.6%
Operating income (4)	7,233	15.7%	7,309	17.2%	-1.0%	1.7%
Depreciation, amortization & other operative non-cash charges	2,641	5.7%	2,340	5.5%
Operating cash flow (4)(5)	9,875	21.5%	9,649	22.7%	2.3%	1.4%

(1) Except volume and average price per unit case figures.
(2) For the quarter: Includes total revenues of Ps. 21,361 million from our Mexican operation for the second quarter of 2017 and 19,899 for the same period of the previous year
YTD information: Includes total revenues of Ps. 39,532 million from our Mexican operation for the first six months of 2017 and 35,975 for the same period of the previous year
(3) For the quarter: Includes equity method in Jugos del Valle, Estrella Azul, among others.
For YTD information: Includes Jugos del Valle, Estrella Azul, one month of 2017 and six months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.
(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 14

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 17	% Rev	2Q 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	1,912.2		1,974.8		-3.2%	-9.5%
Volume (million unit cases) (2)	290.8		301.7		-3.7%	-9.0%
Average price per unit case (2)	59.12		50.20		17.8%
Net revenues	19,595		16,660
Other operating revenues	48		80
Total revenues (3)	19,643	100.0%	16,740	100.0%	17.3%	-1.0%
Cost of goods sold	11,369	57.9%	10,061	60.1%
Gross profit	8,274	42.1%	6,679	39.9%	23.9%	7.4%
Operating expenses	6,415	32.7%	5,276	31.5%
Other operative expenses, net	154	0.8%	(93)	-0.6%
Operative equity method (gain) loss in associates (4)	(8)	-0.0%	(15)	-0.1%
Operating income (5)	1,712	8.7%	1,510	9.0%	13.4%	-1.0%
Depreciation, amortization & other operative non-cash charges	1,363	6.9%	922	5.5%
Operating cash flow (5)(6)	3,076	15.7%	2,432	14.5%	26.5%	3.9%

Accumulated information
	YTD 2017	% Ing	YTD 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	3,929.0		4,226.3		-7.0%	-12.3%
Volume (million unit cases) (2)	606.7		657.8		-7.8%	-12.0%
Average price per unit case (2)	63.05		47.05		34.0%
Net revenues	44,181		34,017
Other operating revenues	129		199
Total revenues (3)	44,311	100.0%	34,216	100.0%	29.5%	-1.3%
Cost of goods sold	26,057	58.8%	20,352	59.5%
Gross profit	18,254	41.2%	13,864	40.5%	31.7%	4.8%
Operating expenses	13,719	31.0%	10,393	30.4%
Other operative expenses, net	(181)	-0.4%	(95)	-0.3%
Operative equity method (gain) loss in associates (4)	(57)	-0.1%	3	0.0%
Operating income (5)	4,773	10.8%	3,562	10.4%	34.0%	3.2%
Depreciation, amortization & other operative non-cash charges	2,694	6.1%	1,832	5.4%
Operating cash flow (5)(6)	7,467	16.9%	5,394	15.8%	38.4%	3.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Quarter information: Includes total revenues of Ps. 12,237 million from our Brazilian operation, Ps. 3,463 million from our Colombian operation, and Ps. 3,022 million from our Argentine operation for the second quarter of 2017; and Ps. 9,264 million from our Brazilian operation, Ps. 3,522 from our Colombian operation, and Ps. 2,551 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,402 million for the second quarter of 2017 and Ps. 1,514 million for the same period of the previous year.

YTD information: Includes total revenues of Ps. 28,311 million from our Brazilian operation, Ps. 7,098 million from our Colombian operation, and Ps. 6,728 million from our Argentine operation for the first six months of 2017; and Ps. 18,335 million from our Brazilian operation, Ps. 7,007 from our Colombian operation, and Ps. 5,371 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 5,927 million for the second quarter of 2017 and Ps. 3,063 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 15

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 17	% Rev	2Q 16	% Rev	Δ % Reportado
Transactions (million transactions)	98.8		174.7		-43.4%
Volume (million unit cases)	13.3		33.6		-60.4%
Average price per unit case	69.22		41.77		65.7%
Net revenues	921		1,403
Other operating revenues	0		0
Total revenues	921	100.0%	1,403	100.0%	-34.4%
Cost of goods sold	783	85.0%	996	71.0%
Gross profit	138	15.0%	407	29.0%	-66.1%
Operating expenses	508	55.2%	529	37.7%
Other operative expenses, net	(20)	-2.2%	(28)	-2.0%
Operating income	(350)	-38.0%	(94)	-6.7%	272.1%
Depreciation, amortization & other operative non-cash charges	424	46.0%	197	14.0%
Operating cash flow (2)	74	8.1%	103	7.3%	-28.0%

Accumulated information
	Acumulado 2017	% Rev	YTD 16	% Rev	Δ % Reported
Transactions (million transactions)	188.8		440.2		-57.1%
Volume (million unit cases)	25.9		84.3		-69.3%
Average price per unit case	83.91		41.55		101.9%
Net revenues	2,173		3,503
Other operating revenues	0		0
Total revenues	2,173	100.0%	3,503	100.0%	-38.0%
Cost of goods sold	1,687	77.6%	2,199	62.8%
Gross profit	486	22.4%	1,305	37.3%	-62.8%
Operating expenses	1,008	46.4%	1,195	34.1%
Other operative expenses, net	(21)	-1.0%	(22)	-0.6%
Operating income	(501)	-23.0%	132	3.8%	-479.3%
Depreciation, amortization & other operative non-cash charges	825	38.0%	407	11.6%
Operating cash flow (2)	324	14.9%	538	15.4%	-39.7%

(1) Except volume and average price per unit case figures.
(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2017 July 24, 2017	Page 16

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 17	% Rev	Δ % Comparable (4)
Transactions (million transactions)	1,780.5		-2.7%
Volume (million unit cases)	160.5		-1.1%
Average price per unit case	36.87
Net revenues	5,917
Other operating revenues	0
Total revenues	5,917	100.0%	-3.9%
Cost of goods sold	3,527	59.6%
Gross profit	2,390	40.4%	-2.7%
Operating expenses	1,847	31.2%
Other operative expenses, net	3	0.1%
Operating income	540	9.1%	18.7%
Depreciation, amortization & other operative non-cash charges	519	8.8%
Operating cash flow (3)	1,059	17.9%	5.1%

Accumulated information
	YTD 2017 (2)	% Rev	Δ % Comparable (4)
Transactions (million transactions)	2,825.1		-3.6%
Volume (million unit cases)	252.8		-1.8%
Average price per unit case	37.65
Net revenues	9,518
Other operating revenues	0
Total revenues	9,518	100.0%	-5.1%
Cost of goods sold	5,685	59.7%
Gross profit	3,833	40.3%	-1.6%
Operating expenses	3,050	32.0%
Other operative expenses, net	15	0.2%
Operating income	768	8.1%	23.1%
Depreciation, amortization & other operative non-cash charges	890	9.4%
Operating cash flow (3)	1,658	17.4%	7.8%

(1) Except volume and average price per unit case figures.
(2) YTD Includes the results of February to June
(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Jun-17		Dec-16
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	24,155	Ps.	10,476
Total accounts receivable		10,444		15,005
Inventories		10,962		10,744
Other current assets		9,536		9,229
Total current assets		55,097		45,454
Property, plant and equipment
Property, plant and equipment		116,179		106,696
Accumulated depreciation		(44,750)		(41,408)
Total property, plant and equipment, net		71,429		65,288
Investment in shares		10,989		22,357
Intangibles assets and other assets		119,298		123,964
Other non-current assets		18,381		22,194
Total Assets	Ps.	275,194	Ps.	279,256

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	2,050	Ps.	3,052
Suppliers		18,223		21,489
Other current liabilities		18,694		15,327
Total current liabilities		38,968		39,868
Long-term bank loans and notes payable		85,545		85,857
Other long-term liabilities		22,951		24,298
Total liabilities		147,464		150,023
Equity
Non-controlling interest		15,742		7,096
Total controlling interest		111,988		122,137
Total equity		127,730		129,233
Total Liabilities and Equity	Ps.	275,194	Ps.	279,256

Press Release 2Q 2017 July 24, 2017	Page 18

Quarter - Volume & Transactions
For the three months ended June 30, 2017 and 2016

Volume
Expressed in million unit cases
	2Q 2017					2Q 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	360.7	28.4	81.7	29.5	500.3	359.0	26.9	81.9	28.8	496.5
Central America	35.7	2.6	0.1	5.0	43.4	37.2	2.6	0.1	5.2	45.1
Mexico & Central America	396.3	31.0	81.9	34.5	543.7	396.2	29.4	82.0	33.9	541.6
Colombia	48.9	7.7	2.7	5.7	64.9	53.6	6.8	4.9	7.7	73.0
Venezuela	11.6	1.2	0.1	0.4	13.3	27.8	2.9	0.6	2.3	33.6
Brazil	149.8	7.5	1.3	7.7	166.3	130.5	8.4	1.2	7.8	148.0
Argentina	37.6	4.6	0.7	3.4	46.3	37.9	5.3	1.0	3.0	47.1
South America	247.8	21.0	4.7	17.2	290.8	249.9	23.4	7.6	20.8	301.7
Philippines	127.9	7.5	9.0	16.2	160.5	-	-	-	-	-
Asia	127.9	7.5	9.0	16.2	160.5	-	-	-	-	-
Total	772.0	59.6	95.5	67.9	995.0	646.1	52.9	89.7	54.7	843.3
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	2Q 2017					2Q 2016
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,169.3	207.4		246.8	2,623.6	2,199.8	202.4		240.5	2,642.8
Central America	293.3	15.7		65.0	374.0	308.2	15.8		68.6	392.6
Mexico & Central America	2,462.6	223.2		311.8	2,997.5	2,508.0	218.2		309.1	3,035.3
Colombia	371.2	72.4		56.4	500.0	409.1	91.5		82.2	582.8
Venezuela	84.1	9.9		4.9	98.8	141.9	17.4		15.5	174.7
Brazil	924.4	67.5		88.3	1,080.2	826.6	72.5		87.9	987.0
Argentina	187.0	23.3		22.8	233.1	181.3	25.7		23.4	230.3
South America	1,566.7	173.1		172.4	1,912.2	1,558.8	207.1		208.8	1,974.8
Philippines	1,573.2	88.1		119.3	1,780.5	-	-		-	-
Asia	1,573.2	88.1		119.3	1,780.5	-	-		-	-
Total	5,602.5	484.3		603.4	6,690.2	4,066.9	425.3		518.0	5,010.2

Press Release 2Q 2017 July 24, 2017	Page 19

YTD - Volume & Transactions
For the six months ended June 30, 2017 and 2016

Volume
Expressed in million unit cases
	YTD 2017					YTD 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	674.6	52.3	150.3	55.6	932.7	662.8	49.5	148.7	52.3	913.3
Central America	68.8	5.2	0.3	9.6	84.0	72.9	5.2	0.4	9.7	88.2
Mexico & Central America	743.4	57.4	150.6	65.3	1,016.7	735.7	54.7	149.1	62.0	1,001.5
Colombia	93.8	15.1	5.4	11.4	125.8	112.1	14.5	11.0	17.3	154.8
Venezuela	22.1	2.6	0.1	1.1	25.9	71.4	6.3	1.0	5.6	84.3
Brazil	317.9	18.8	3.0	16.8	356.5	276.1	19.1	2.9	16.5	314.6
Argentina	79.2	10.4	1.5	7.5	98.6	82.8	12.6	1.9	6.8	104.1
South America	513.0	46.9	10.1	36.8	606.8	542.5	52.5	16.8	46.1	657.8
Philippines (3)	201.2	11.8	14.9	24.9	252.8	-	-	-	-	-
Asia	201.2	11.8	14.9	24.9	252.8	-	-	-	-	-
Total	1,457.6	116.2	175.5	127.0	1,876.3	1,278.1	107.2	165.9	108.1	1,659.4
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	YTD 2017					YTD 2016
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	4,091.8	384.9		473.9	4,950.5	4,080.0	371.3		446.8	4,898.1
Central America	570.6	31.3		125.4	727.4	598.1	32.7		129.7	760.5
Mexico & Central America	4,662.4	416.2		599.3	5,677.9	4,678.3	404.0		576.3	5,658.6
Colombia	721.5	139.8		116.3	977.6	847.8	193.2		173.0	1,213.9
Venezuela	155.5	24.6		8.7	188.8	345.6	47.3		47.3	440.2
Brazil	1,918.7	167.5		188.2	2,274.5	1,722.4	165.4		183.0	2,070.8
Argentina	387.1	51.9		49.1	488.1	392.3	59.6		49.5	501.4
South America	3,182.8	383.8		362.3	3,928.9	3,308.1	465.5		452.8	4,226.3
Philippines (3)	2,500.5	136.7		187.9	2,825.1	-	-		-	-
Asia	2,500.5	136.7		187.9	2,825.1	-	-		-	-
Total	10,345.8	936.6		1,149.5	12,431.9	7,986.3	869.5		1,029.1	9,884.9
(3) YTD information for the Philippines includes February to June

Press Release 2Q 2017 July 24, 2017	Page 20

Macroeconomic Information
Second quarter 2017

Inflation(1)

	LTM	2Q 17	YTD
Mexico	6.30%	-0.28%	2.59%
Colombia	4.07%	0.39%	3.47%
Venezuela (2)	639.11%	70.69%	158.94%
Brazil	3.11%	0.68%	1.73%
Argentina	20.90%	5.18%	11.88%
Philippines	2.85%	-0.31%	1.46%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.
(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period (3)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	2Q 17	2Q 16	Δ %	YTD 17	YTD 16	Δ %
Mexico	18.60	18.05	3.0%	19.49	18.04	8.1%
Guatemala	7.34	7.68	-4.4%	7.39	7.68	-3.8%
Nicaragua	29.86	28.44	5.0%	29.68	28.27	5.0%
Costa Rica	575.31	545.25	5.5%	570.01	543.88	4.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,918.63	2,990.69	-2.4%	2,920.35	3,125.98	-6.6%
Venezuela	1,297.36	453.93	185.8%	995.37	332.71	199.2%
Brazil	3.21	3.51	-8.4%	3.18	3.71	-14.3%
Argentina	15.73	14.23	10.5%	15.70	14.36	9.4%
Philippines	49.86	46.52	7.2%	49.92	46.90	6.4%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Jun 2017	Jun 2016	Δ %	Mar 2017	Mar 2016	Δ %
Mexico	17.90	18.91	-5.4%	18.81	17.40	8.1%
Guatemala	7.34	7.64	-4.0%	7.34	7.71	-4.8%
Nicaragua	30.04	28.61	5.0%	29.68	28.27	5.0%
Costa Rica	579.87	554.20	4.6%	567.34	542.23	4.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	3,038.26	2,916.15	4.2%	2,880.24	3,022.35	-4.7%
Venezuela	2,640.00 (*)	628.34	320.2%	709.75	354.08	100.5%
Brazil	3.31	3.21	3.1%	3.17	3.56	-11.0%
Argentina	16.63	15.04	10.6%	15.39	14.70	4.7%
Philippines	50.47	46.96	7.5%	50.19	46.11	8.9%
(3) Average exchange rate for each period computed with the average exchange rate of each month.
(*) Exchange rate as of June, 30 2017

Press Release 2Q 2017 July 24, 2017	Page 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 24, 2017